SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aadi Bioscience, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

00032Q 104

(CUSIP Number)

Neil Desai

17383 Sunset Boulevard, Suite A250

Pacific Palisades, California 90272

(424) 744-8055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Dan Koeppen

Wilson Sonsini Goodrich & Rosati, P.C.

12235 El Camino Real

San Diego, California 92130

(858) 350-2300

January 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00032Q 104	Page 2 of 6

1	NAMES OF REPORTING PERSONS Neil Desai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,955(1)
	8	SHARED VOTING POWER 2,555,241(2)
	9	SOLE DISPOSITIVE POWER 79,955(1)
	10	SHARED DISPOSITIVE POWER 2,555,241(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,635,196(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of 79,955 shares of Common Stock issuable upon exercise of options exercisable within 60 days of January 1, 2023, subject to Dr. Desai’s continued service through each vesting date.
(2)

Consists of 639,698 shares of Common Stock directly owned by the Anishka Irrevocable 2016 Trust dated October 19, 2016 (the “Anishka Irrevocable Trust”) and 1,915,543 shares of Common Stock directly owned by Neil Prafulla Desai, Trustee of the Anishka Family Trust (the “Anishka Family Trust”). Dr. Desai and his spouse share voting and dispositive power over the shares held by the Anishka Irrevocable Trust and the Anishka Family Trust and each of Dr. Desai and his spouse is a trustee of the Anishka Irrevocable Trust and the Anishka Family Trust.

(3)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by Dr. Desai by (b) the sum of (i) 24,395,117 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022, and (ii) 79,955 shares of Common Stock issuable upon exercise of options exercisable within 60 days of January 1, 2023 held by Dr. Desai. The aggregate number of shares of Common Stock beneficially owned by Dr. Desai as set forth in clauses “(a)” and “(b)” of this footnote are treated as outstanding shares of Common Stock only for the purpose of computing the percentage ownership of Dr. Desai.

CUSIP No. 00032Q 104	Page 3 of 6

This Amendment No. 1 (“Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission by Neil Desai on September 8, 2021 (the “Schedule 13D”), with respect to the shares of Common Stock of the Issuer. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged.

Item 2. Identity and Background.

Item 2(c) of the Schedule 13D is hereby amended to reflect the following:

(c)

The principal business of the Reporting Person is serving as Executive Chairman of the Issuer. Effective January 1, 2022, the Reporting Person became Executive Chairman of the Issuer and, at such time, ceased to be the President and Chief Executive Officer of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration.

Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. Item 3 of Schedule 13D is hereby amended to reflect the following:

Since the Closing, the Reporting Person sold 3,550 shares of Common Stock pursuant to a Rule 10b5-1 trading plan.

The stock options reported herein are held directly by Dr. Desai and were issued in consideration for his services to the Issuer.

Item 4. Purpose of Transaction.

The first sentence of paragraph 2 of Item 4 of Schedule 13D is hereby amended and restated as follows:

Effective January 1, 2022, the Reporting Person became Executive Chairman of the Issuer and, at such time, ceased to be the President and Chief Executive Officer of the Issuer. In his capacity as Executive Chairman and a director of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended to reflect the following:

(a) As of the date of this Schedule 13D/A, the Reporting Person beneficially owns an aggregate of 2,555,241 shares of Common Stock, or 10.8% of the Issuer’s outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule 13D/A are calculated based on a total of 24,395,117 shares of Common Stock outstanding as of November 4, 2022 plus 79,955 shares of Common Stock issuable upon exercise of options exercisable within 60 days of January 1, 2023 held by the Reporting Person.

(b) The Reporting Person and the Reporting Person’s spouse share voting and dispositive power with respect to 2,555,241 shares of Common Stock owned by the Anishka Irrevocable Trust and the Anishka Family Trust. The Reporting Person has sole voting and dispositive power with respect to options to purchase 467,950 shares of Common Stock. 79,955 of the Reporting Person’s options to purchase shares of Common Stock are exercisable within 60 days of January 1, 2023. Of the remaining options to purchase shares of Common Stock (i) 3,965 shares of Common Stock that are issuable upon the exercise of options vest evenly on March 13, 2023 and March 13, 2024, (ii) 80,730 shares of Common Stock that are issuable upon the exercise of options vest evenly on the 8th day of each month through September 8, 2025, (iii) 38,325 shares of Common Stock that are issuable upon the exercise of options vest on April 1, 2023 and thereafter 114,975 shares of Common Stock that are issuable upon the exercise of options vest evenly on the first day of each month through April 1, 2026, and (iv) 37,500 shares of Common Stock that are issuable upon the exercise of options vest on January 1, 2024 and thereafter 112,500 shares of Common Stock that are issuable upon the exercise of options vest evenly on the first day of each month through January 1, 2027, subject to Dr. Desai’s continued service through each vesting date.

CUSIP No. 00032Q 104	Page 4 of 6

(c) Except as described in Items 3 this Schedule 13D/A, which description is incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D/A.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The Reporting Person is a party to the following contracts and arrangements with the Issuer with respect to the acquisition of Common Stock from the Issuer:

•

The Reporting Person may acquire up to 31,720 shares of Common Stock at an exercise price of $2.21 per share pursuant to stock options awarded to the Reporting Person on January 31, 2018, under the Issuer’s Amended and Restated 2014 Equity Incentive Plan (the “2014 Plan”). These options are fully vested. The 2014 Plan and the form of Stock Option Agreement and Notice of Option Grant for these stock options are incorporated herein by reference as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D/A.

•

The Reporting Person may acquire up to 7,930 shares of Common Stock at an exercise price of $3.41 per share pursuant to stock options awarded to the Reporting Person on March 13, 2020, under the 2014 Plan. Subject to the Reporting Person continuing to be a Service Provider (as defined in the 2014 Plan) through each applicable vesting date, one fourth (1/4th) of the shares subject to the option shall vest annually following the Vesting Commencement Date on the same day as the Vesting Commencement Date (and if there is no corresponding day, on the last day of the month). “Vesting Commencement Date” shall mean March 13, 2020. 3,965 shares of Common Stock that are issuable upon the exercise of options vest evenly on March 13, 2023 and March 13, 2024. The 2014 Plan and the form of Stock Option Agreement and Notice of Option Grant for these stock options are incorporated herein by reference as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D/A.

•

The Reporting Person may acquire up to 125,000 shares of Common Stock at an exercise price of $27.67 per share pursuant to stock options awarded to the Reporting Person on September 8, 2021, under the Issuer’s 2021 Equity Incentive Plan (the “2021 Plan”). Subject to the Reporting Person continuing to be a Service Provider (as defined in the 2021 Plan) through each applicable vesting date, twenty five percent (25%) of the shares subject to the option shall vest on the one year anniversary of the Vesting Commencement Date, and one thirty-sixth (1/36th) of the remaining shares subject to the option shall vest each month thereafter on the same day as the Vesting Commencement Date (and if there is no corresponding day, on the last day of the month) such that all shares of common stock subject to the option shall be fully vested on the four year anniversary of the Vesting Commencement Date. “Vesting Commencement Date” shall mean September 8, 2021. 80,730 shares of Common Stock that are issuable upon the exercise of options vest evenly on the 8th day of each month through September 8, 2025. The 2021 Plan and the form of Stock Option Agreement and Notice of Option Grant for these stock options are incorporated herein by reference as Exhibits 99.3 and 99.4, respectively, to this Schedule 13D/A.

•

The Reporting Person may acquire up to 153,300 shares of Common Stock at an exercise price of $17.24 per share pursuant to stock options awarded to the Reporting Person on April 1, 2022, under the 2021 Plan. Subject to the Reporting Person continuing to be a Service Provider (as defined in the 2021 Plan) through each applicable vesting date, twenty five percent (25%) of the shares subject to the option shall vest on the one year anniversary of the Vesting Commencement Date, and one forty-eighth (1/48th) of the total shares subject to the option shall vest each month thereafter on the same day as the Vesting Commencement Date (and if there is no corresponding day, on the last day of the month) such that all shares of common stock subject to the option shall be fully vested on the four year anniversary of the Vesting Commencement Date. “Vesting Commencement Date” shall mean April 1, 2022. 38,325 shares of Common Stock that are issuable upon the exercise of options vest on April 1, 2023 and thereafter 114,975 shares of Common Stock that are issuable upon the exercise of options vest evenly on the first day of each month through April 1, 2026. The 2021 Plan and the form of Stock Option Agreement and Notice of Option Grant for these stock options are incorporated herein by reference as Exhibits 99.3 and 99.4, respectively, to this Schedule 13D/A.

CUSIP No. 00032Q 104	Page 5 of 6

•

The Reporting Person may acquire up to 150,000 shares of Common Stock at an exercise price of $12.31 per share pursuant to stock options awarded to the Reporting Person on January 3, 2023, under the 2021 Plan. Subject to the Reporting Person continuing to be a Service Provider (as defined in the 2021 Plan) through each applicable vesting date, twenty five percent (25%) of the shares subject to the option shall vest on the one year anniversary of the Vesting Commencement Date, and one forty-eighth (1/48th) of the total shares subject to the option shall vest each month thereafter on the same day as the Vesting Commencement Date (and if there is no corresponding day, on the last day of the month) such that all shares of common stock subject to the option shall be fully vested on the four year anniversary of the Vesting Commencement Date. “Vesting Commencement Date” shall mean January 1, 2023. 37,500 shares of Common Stock that are issuable upon the exercise of options vest on January 1, 2024 and thereafter 112,500 shares of Common Stock that are issuable upon the exercise of options vest evenly on the first day of each month through January 1, 2027. The 2021 Plan and the form of Stock Option Agreement and Notice of Option Grant for these stock options are incorporated herein by reference as Exhibits 99.3 and 99.4, respectively, to this Schedule 13D/A.

None of the Common Stock beneficially owned by the Reporting Person is pledged or otherwise subject to a contingency the occurrence of which would give a person voting power or investment power over such stock.

Item 7. Material to be Filed as Exhibits.

Exhibit.	Description

99.1	Aadi Bioscience, Inc. Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registrant’s Current Report on Form 8-K (File No. 001-38560) filed with the SEC on August 27, 2021).

99.2	Form of Stock Option Agreement under the Aadi Bioscience, Inc. Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registrant’s Current Report on Form 8-K (File No. 001-38560) filed with the SEC on August 27, 2021).

99.3	Aadi Bioscience, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 001-38560) filed with the SEC on August 27, 2021).

99.4	Form of Stock Option Agreement under the Aadi Bioscience, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 001-38560) filed with the SEC on August 27, 2021).

CUSIP No. 00032Q 104	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2023

Neil Desai

By:	/s/ Neil Desai
Name:	Neil Desai